The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

5 October 2006

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate F
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA


06017620

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholder notification – Capital Group of Companies
2. Substantial shareholder notification – Barclays plc
3. Q3 Trading Update

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely



Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com



Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:20 26-Sep-06
Number	5059J

Michael Page
INTERNATIONAL

RNS Number:5059J
Michael Page International PLC
26 September 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS.

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

22/09/06

11) Date listed company informed

25/09/06

12) Total holding following this notification

18,141,347

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.4%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification ..... 26 SEPTEMBER 2006 ....

As of 22 September 2006

Michael Page International plc

	Number of Shares
The Capital Group Companies, Inc. ("CG") holdings	18,141,347

Holdings by CG Management Companies and Funds:

* Capital Guardian Trust Company	1,221,625
* Capital International Limited	2,127,772
* Capital International SA	346,500
* Capital International, Inc.	82,600
* Capital Research and Management Company	14,362,850

Schedule A

Schedule of holdings in Michael Page International plc
As of 22 September 2006

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited	50,100
Chase Nominees Limited	790,864
Midland Bank plc	80,800
Nortrust Nominees	299,861
TOTAL	1,221,625

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited	12,600
Bank of New York Nominees	294,372
Northern Trust	285,908
Chase Nominees Limited	473,120
Midland Bank plc	22,200

Morgan Guaranty	77,800
Nortrust Nominees	376,000
State Street Bank & Trust Co.	69,200

Schedule B

Citibank NA		
Toronto		133,000
HSBC Bank plc		265,300
Mellon Bank N.A.		48,700
Bank One London		14,400
Nordea Bank		55,172
	TOTAL	2,127,772

Schedule B

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited		6,416,190
Chase Nominees Limited		7,946,660
	TOTAL	14,362,850

Schedule B

Capital international. Inc.

Registered Name		Local Shares
Chase Nominees Limited		36,000
Nortrust Nominees		32,600
HSBC Bank plc		14,000
	TOTAL	82,600

Schedule B

Capital International SA

Registered Name	Local Shares
Chase Nominees Limited	221,200
Midland Bank Plc	6,100
Pictet & Cie, Geneva	20,200
Lloyds Bank	7,300
HSBC Bank plc	91,700
TOTAL	346,500

Schedule B

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	*Holding(s)* in Company
Released	16:59 26-Sep-06
Number	5071J

Michael Page
INTERNATIONAL

RNS Number:5071J
Michael Page International PLC
26 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

21/09/06

11) Date company informed

    26/09/06

12) Total holding following this notification

    20,051,785

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

    5.97%

14) Any additional information

    N/A

15) Name of contact and telephone number for queries

    JEREMY TATHAM

16) Name and signature of authorised company official responsible for making this notification

    J. TATHAM

Date of Notification

26TH SEPTEMBER 2006

LEGAL ENTITY REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 21 September 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 20,051,785 ORD GBP0.01 representing 5.96% of the issued share capital of 336,485,071 units.

Legal Entity	Holding
Barclays Capital Securities Ltd	2,968,130
Gerrard Ltd	188,881
Barclays Global Investors Canada Ltd	25,173
Barclays Global Investors Australia Ltd	229,132
Barclays Private Bank Ltd	21,500
Barclays Global Investors Japan Trust & Banking	390,245
Barclays Global Fund Advisors	136,984
Barclays Capital Inc	351,629
Barclays Global Investors Japan Ltd	33,562
Barclays Life Assurance Co Ltd	1,048,742
Barclays Global Investors, N.A.	3,708,324
Barclays Global Investors Ltd	10,949,483
Group Holding	20,051,785

MICHAEL PAGE INTL SEDOL: 3023231

As at 21 September 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 20,051,785 ORD GBP0.01 representing 5.96% of the issued share capital of 336,485,071 units.

Registered Holder	Account Designation	Holding
BANK OF NEW YORK		25,476
BARCLAYS CAPITAL NOMINEES LIMITED		2,458,904
BARCLAYS CAPITAL NOMINEES LIMITED		351,629
BARCLAYS CAPITAL NOMINEES LIMITED		509,226
BNP PARIBAS		17,059
BOISS NOMINEES LTD	4224361	317,220
Barclays Global Investors Canada		25,173
CHASE NOMINEES LTD	16376	161,557
CHASE NOMINEES LTD	20947	7,089,525
CHASE NOMINEES LTD	21359	322,990
CHASE NOMINEES LTD	28270	118,357
CHASE NOMINEES LTD	28270	125,467
CIBC MELLON GLOBAL SECURITIES		13,261
Greig Middleton Nominees Limited (GM1)		47,700
INVESTORS BANK AND TRUST CO.		27,339
INVESTORS BANK AND TRUST CO.		20,438
INVESTORS BANK AND TRUST CO.		279,642
INVESTORS BANK AND TRUST CO.		20,592
INVESTORS BANK AND TRUST CO.		13,948
INVESTORS BANK AND TRUST CO.		20,149
INVESTORS BANK AND TRUST CO.		3,019
INVESTORS BANK AND TRUST CO.		650,856
INVESTORS BANK AND TRUST CO.		5,299
INVESTORS BANK AND TRUST CO.		34,032
INVESTORS BANK AND TRUST CO.		59,489
INVESTORS BANK AND TRUST CO.		107,659
INVESTORS BANK AND TRUST CO.		8,733
INVESTORS BANK AND TRUST CO.		1,671,719
INVESTORS BANK AND TRUST CO.		72,127
INVESTORS BANK AND TRUST CO.		356,150
JP MORGAN (BGI CUSTODY)	16331	93,516
JP MORGAN (BGI CUSTODY)	16341	194,363
JP MORGAN (BGI CUSTODY)	16341	276,953
JP MORGAN (BGI CUSTODY)	16344	95,402
JP MORGAN (BGI CUSTODY)	16345	144,684
JP MORGAN (BGI CUSTODY)	16400	2,790,631
JP MORGAN (BGI CUSTODY)	18409	267,560
JP MORGAN CHASE BANK		199,417
JP MORGAN CHASE BANK		11,219
JP MORGAN CHASE BANK		29,715
JPMorgan Chase Bank		35,415
JPMorgan Chase Bank		9,146
JPMorgan Chase Bank		2,701
JPMorgan Chase Bank		3,620
JPMorgan Chase Bank		50,593
JPMorgan Chase Bank		188,354
JPMorgan Chase Bank		21,492
JPMorgan Chase Bank		16,915
JPMorgan Chase Bank		3,113
JPMorgan Chase Bank		37,113
JPMorgan Chase Bank		46,895
MELLON TRUST OF NEW ENGLAND		18,216
Mellon Trust - US CUSTODIAN/		31,828
Mellon Trust - US CUSTODIAN/		13,109
Mitsui Asset		5,260
NORTHERN TRUST BANK -BGI SEPA		43,849
NORTHERN TRUST BANK -BGI SEPA		33,695
R C Greig Nominees Limited		71,085
R C Greig Nominees Limited GP1		5,950

R C Greig Nominees Limited SA1	25,461
R C Greig Nominees Limited a/c AK1	22,615
R C Greig Nominees Limited a/c BL1	6,980
R C Greig Nominees Limited a/c CM1	9,090
STATE STREET BANK & TRUST - WI	25,615
STATE STREET BOSTON	31,280
STATE STREET BOSTON	177,806
STATE STREET TRUST OF CANADA -	30,340
The Northern Trust Company - U	21,364
Trust & Custody Services Bank	3,190
ZEBAN NOMINEES LIMITED	21,500
Total	20,051,785

END

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Company	Michael Page International PLC
TIDM	MPI
Headline	Q3 Trading Update
Released	07:00 05-Oct-06
Number	9780J

Michael Page

INTERNATIONAL

5 October 2006

2006 - Q3 TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports quarterly Group gross profit for the third quarter of £89.0m. This represents an increase of 28.7% over the £69.2m recorded in the third quarter of 2005.

In the UK, third quarter gross profit was £40.9m, an increase of 21% over the £33.9m recorded in the third quarter of 2005. We continue to achieve good growth across all disciplines and UK regions.

In Europe, Middle East and Africa (EMEA), third quarter gross profit was £30.2m, an increase of 46% over the £20.6m recorded in the third quarter of 2005. During the third quarter we continued to progress our strategy of organic expansion, opening offices in Russia, United Arab Emirates and South Africa, all of which recorded their first gross profit. In October we will open an office in the Republic of Ireland.

In Asia Pacific, third quarter gross profit was £12.1m, an increase of 10% over the £11.0m recorded in the third quarter of 2005. In Australia third quarter gross profit was relatively flat, as anticipated. The management and operational changes in the region are now complete and have been positively received, although they are unlikely to have any significant impact on the remainder of the year.

In the Americas, third quarter gross profit was £5.9m, an increase of 60% over the £3.7m recorded in the third quarter of 2005. In North America we continued to add disciplines, launching our fourth - Engineering - during the third quarter. In Latin America we opened our fourth office in Campinas, Brazil.

During the third quarter, the Group repurchased a further 6.1m shares at an average price of 326p, at a cost of £19.9m. In the year to date the Group has repurchased 17.45m shares at an average price of 340p, at a cost of £59.3m.

The Group will announce its fourth quarter and full year trading update on 8th January 2007.

Commenting on the third quarter trading, Steve Ingham, Chief Executive said:

"During the third quarter, we have continued to deliver strong growth in gross profit and to make investments for the future. All the countries where we have commenced operations this year generated gross profits in the third quarter.

Our trading performance in the third quarter demonstrates both the power of our business in our established markets and our ability to roll this out successfully and profitably into new geographies and disciplines."

Enquiries:

Michael Page International plc		
Steve Ingham	Chief Executive	01932 264144
Stephen Puckett	Finance Director	01932 264144

Financial Dynamics

Richard Mountain/David Yates 020 7269 7121

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